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UNIT 11019731
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/10__ AND ENDING __12/31/10__

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

DBA: Delphx Services Corp

NAME OF BROKER-DEALER: Optimal Investment Corporation
(CRD 141368)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry E. Fondren   610-296-1750
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fischer Cunnane & Associates Ltd.
(Name – *if individual, state last, first, middle name*)

5 Turner Lane	West Chester	Pa	19380
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Larry E. Fondren_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Optimal Investment Corporation (CRD 141368)_____ , as of ___December 31_____ , 20 _10___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(NONE)

_____

_____

_____
Signature

___President, CEO & FINOP___
Title

_____
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ARTHUR M ROSEN... ...OTARY PUBLIC
TREDYFFRIN TWP. CHESTER COUNTY
MY COMMISSION EXPIRES SEP 30, 2012

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROBERT F. FISCHER, CPA
DONNA L. URIAN, CPA
DOUGLAS A. PACITTI, CPA
RICHARD R. STIEBRITZ, JR., CPA
MARC P. RIDDELL, CPA, CVA, AEP·

JOSEPH T. CUNNANE, CPA

Fischer Cunnane & Associates Ltd

—— CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS ——

To The Stockholder
Optimal Investment Corporation

RECEIVED
MAR 0 1 2011
189

In planning and performing our audit of the financial statements of Optimal Investment Corporation (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Optimal Investment Corporation
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 23, 2011

OPTIMAL INVESTMENT CORPORATION

(A DEVELOPMENT STAGE COMPANY)

REPORT PURSUANT TO RULE 17a-5(d)

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION FOR THE

YEAR ENDED DECEMBER 31, 2010

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)

TABLE OF CONTENTS

Robert F. Fischer, cpa
Donna L. Urian, cpa
Douglas A. Pacitti, cpa
Richard R. Stiebritz, Jr., cpa
Marc P. Riddell, cpa, cva, aep

Joseph T. Cunnane, cpa

Fischer Cunnane & Associates Ltd

—— CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS ——

RECEIVED
MAR 0 1 2011
189

To the Stockholder
Optimal Investment Corporation
Malvern, Pennsylvania

We have audited the accompanying statement of financial condition of Optimal Investment Corporation (a development stage company) (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optimal Investment Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 23, 2011

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 11,021	
Prepaid expenses	4,163	
TOTAL ASSETS		$ 15,184

LIABILITIES

CURRENT LIABILITIES		
Accrued expenses	$ 1,799	
Total Liabilities		$ 1,799

STOCKHOLDER'S EQUITY

COMMON STOCK, $1 stated value, authorized, issued & outstanding 1,000 shares	1,000	
ADDITIONAL PAID-IN CAPITAL	11,436	
SURPLUS ACCUMULATED DURING THE DEVELOPMENT STAGE	949	
Total Stockholder's Equity		13,385
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 15,184

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND THE
PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2010

	THE YEAR ENDED DECEMBER 31, 2010	THE PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2010
	(Audited)	(Unaudited)
OPERATING EXPENSES		
Bank fees	$ -	$ 149
Continuing education	-	25
Fidelity bond	462	1,735
Regulatory fees	2,408	28,322
State corporate taxes	-	6,533
Total Operating Expenses	2,870	36,764
OTHER INCOME		
FINRA Special Payment	-	35,000
Other	-	6,760
Total Other Income	-	41,760
NET INCOME (LOSS)	$ (2,870)	$ 4,996

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010 AND THE
PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2010

	Common Stock $1 Stated Value		Additional Paid-in Capital	Surplus (Deficit) Accumulated During the Development Stage	Total
	Shares	Dollars			
Balances at inception	-	$ -	$ -	$ -	$ -
Issuance of common stock at $1 per share stated value - February 2, 2006	1,000	1,000	-	-	1,000
Contributed capital	-	-	16,480	-	16,480
Net loss	-	-	-	(5,763)	(5,763)
Balance, December 31, 2006 (Unaudited)	1,000	1,000	16,480	(5,763)	11,717
Contributed capital	-	-	6,473	-	6,473
Stockholder distributions	-	-	(22,953)	(4,047)	(27,000)
Net income	-	-	-	27,290	27,290
Balance, December 31, 2007	1,000	1,000	-	17,480	18,480
Contributed capital	-	-	1,686	-	1,686
Net loss	-	-	-	(12,605)	(12,605)
Balance, December 31, 2008	1,000	1,000	1,686	4,875	7,561
Contributed capital	-	-	9,750	-	9,750
Net loss	-	-	-	(1,056)	(1,056)
Balance, December 31, 2009	1,000	1,000	11,436	3,819	16,255
Contributed capital	-	-	-	-	-
Net loss	-	-	-	(2,870)	(2,870)
Balance, December 31, 2010	1,000	$ 1,000	$ 11,436	$ 949	$ 13,385

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010 AND THE
PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2010

	THE YEAR ENDED DECEMBER 31, 2010	THE PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2010
	(Audited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (2,870)	$ 4,996
Adjustments to reconcile net income (loss) to net cash:		
(Increase) Decrease in assets		
Prepaid expenses	70	(4,163)
Increase (Decrease) in liabilities		
Accrued expenses	(450)	1,799
Total Adjustments	(380)	(2,364)
Net Cash Provided by (Used in) Operating Activities	(3,250)	2,632
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	1,000
Capital contributions	-	34,389
Stockholder distributions	-	(27,000)
Net Cash Provided by Financing Activities	-	8,389
NET INCREASE (DECREASE) IN CASH	(3,250)	11,021
CASH AND CASH EQUIVALENTS - BEGINNING	14,271	-
CASH AND CASH EQUIVALENTS - ENDING	$ 11,021	$ 11,021

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Nature of Business - Optimal Investment Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company will be primarily engaged in the purchase and sale of rights to commission amounts payable by insurers for variable insurance products. Optimal Investment Corporation is a limited purpose broker dealer that does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Inherent in the Company's business are various risks and uncertainties, including the Company's limited operating history and the need for sources of financing to fund the Company's operations, which have not been obtained as of the date of the financial statements. The Company's success depends on the ability to acquire adequate financing and the Company's ability to generate revenues from the purchase and subsequent resale of variable insurance product commission rights through their Optimal Compensation Facility.

Codification - The Financial Accounting Standards Board ("FASB") has established the FASB Accounting Standards Codification ("ASC") as the source of authoritative guidance for generally accepted accounting principles to be recognized by the FASB. For financial statements issued for annual periods ending after September 15, 2009, accounting standards are referenced by the applicable FASB ASC topic code.

Cash and Cash Equivalents - All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Significant Estimate - The Company includes in the financial statements a significant estimate for accrued expenses. This estimate is based on the Company's past experience; however, it is reasonably possible that a change in the estimate will occur in the near term due to one or more confirming events and the effect of the change could be material.

- continued -

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE A – Nature of Business and Summary of Significant Accounting Policies – continued

Income Taxes - The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholder to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

ASC 740, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There were no uncertain tax positions identified that would have a material effect on the financial statements for the year ended December 31, 2010. Tax periods that are open to examination by the IRS include years 2007 through 2010, although no such examinations were known to exist as of the report date.

NOTE B - Related Party Transactions

Effective October 12, 2009, the Company entered into an expense sharing and administrative services agreement with Legacy Funding Group, Inc. ("Legacy"), a company owned by the sole stockholder of Optimal Investment Corporation. The agreement provides for Legacy to pay all of the expenses of the Company with the exception of dues, commissions, taxes, licensing and regulatory fees, which are to be paid for by the Company. There was no allocation of expenses for the year ended December 31, 2010.

NOTE C – Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2010, the Company had no liabilities subordinated to claims of general creditors.

NOTE D – Minimum Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3-1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital and aggregate indebtedness change day to day, but net capital as of December 31, 2010 was $9,222, which was $4,222 in excess of its required minimum net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was .20:1, well within the 15:1 maximum ratio allowable for a broker dealer.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE E – Reconciliation of Audited Net Capital to Unaudited Focus

There is no difference between the computation of net capital under SEC Rule 15c3-1 (Note D) and the corresponding unaudited Focus Part IIA, as follows:

Net capital – audited financial statements	$ 9,222
Net capital – unaudited Focus Part IIA	9,222
Difference	$ -

NOTE F – Subsequent Events

Management has evaluated subsequent events through February 23, 2011, the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL
Common stock	$ 1,000	
Additional paid in capital	11,436	
Accumulated surplus	949	
TOTAL STOCKHOLDER'S EQUITY		$ 13,385

ADD:
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	
Other deductions or allowable credits	-	
Total Additions		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		13,385

LESS:
Non-allowable asset	4,163	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - proprietary capital charges	-	
Other deductions and charges	-	
Total Deductions		4,163
NET CAPITAL BEFORE HAIRCUTS		9,222

HAIRCUTS ON SECURITIES		-
NET CAPITAL		$ 9,222

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 120	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement (greater of the above)		(5,000)
EXCESS OF NET CAPITAL		$ 4,222
Ratio of aggregate indebtedness to net capital		0.20:1

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to Optimal Investment Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to Optimal Investment Corporation as the Company qualifies for exemption under Rule 15c-3-3(k)(2)(i).

The accompanying Notes are an integral part of these statements.